Exhibit 16.1

Crowe LLP

Independent Member Crowe Global

March 15, 2024

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Republic Bancorp, Inc.’s statements included under Item 4.01 (a) of its Form 8-K dated March 15, 2024, and we agree with such statements, except that we are not in a position to agree or disagree with the stated reason for changing principal accountants, and we are not in a position to agree with the Company’s statements that the audit committee decided to engage Forvis, LLP to serve as the Company’s independent registered public accounting firm for the fiscal year December 31, 2024.

/s/ Crowe LLP

Louisville, Kentucky

cc:Mr. Mark Vogt

Audit Committee Chairman

Republic Bancorp, Inc.